EXHIBIT 99.1

OR Royalties Provides Portfolio Update: Positive Developments at Island Gold, Dalgaranga, Glenburgh, Eagle and Others; Announces Strategic Sale of Osisko Metals Position

MONTRÉAL, April 30, 2026 (GLOBE NEWSWIRE) -- OR Royalties Inc. (“OR Royalties” or the “Company”) (OR: TSX & NYSE) is pleased to provide the following select asset updates. Amounts presented are in United States dollars, except where otherwise noted.

Select Asset Update Summaries (More Detailed Updates Below)

  Island Gold District (Alamos Gold Inc. (“Alamos”)) – Phase 3+ / Island Gold District (“IGD”) expansion(s) continue to advance, with underground throughput targeted to ramp from 1,400 tonnes per day (“tpd”) in Q1 2026 to 2,000 tpd by year-end 2026 once the underground shaft is complete, and 2,400 tpd in early 2027; updated mine plan released in February 2026 reflects a 30% larger Proven and Probable Mineral Reserve for Island Gold Underground (“Island Gold”), including a 5.1 million ounces (“Moz”) gold (“Au”) (15.0 million tonnes (“Mt”) grading 10.6 grams per tonne (“g/t”) Au). The expanded and accelerated mine plan is also anticipated to transition a greater proportion of production from OR Royalties’ current 1.38% net smelter return (“NSR”) royalty coverage to OR Royalties’ 2.0% and 3.0% NSR royalty boundaries.

  Dalgaranga (Ramelius Resources Ltd. (“Ramelius”)) – First ore from the high-grade Never Never deposit at Dalgaranga delivered to Mt Magnet processing plant in March 2026, approximately one month ahead of schedule, with first high-grade ore still scheduled for processing during June 2026 quarter; strong exploration results released on April 22, 2026 from Gilbey’s Underground at Dalgaranga; first royalty payment received by OR Royalties expected in early May 2026 under the Company’s 1.44% gross revenue (“GR”) royalty at Dalgaranga.

  Glenburgh (Benz Mining Corp. (“Benz”)) – Fully-funded 250,000 meter (“m”) drill program underway at Glenburgh across Hurricane, Icon and Thunderbolt camps; new high-grade discovery corridor announced April 9, 2026 at Hurricane, as well as the ultra-high-grade Kilkenny discovery at Mt Egerton, a potential future satellite feed source for Glenburgh; OR Royalties holds a 1.08% GR royalty on Glenburgh and Mt Egerton, with Glenburgh sitting on a granted Mining Lease allowing for the potential for an accelerated development timeline.

  Bralorne (Talisker Resources Ltd. (“Talisker”)) – C$52.1 million bought-deal financing closed in March 2026; 2026 diamond drill program increased from 30,000m to 105,000m; underground face sampling at the Mustang Mine intersected a continuous 60m strike length averaging 27 g/t Au over 0.85m; Technical Report with Mineral Resource Estimate and Preliminary Economic Assessment (“PEA”) is expected in in the second quarter of 2026. OR Royalties holds a 1.7% NSR royalty on Bralorne.

  Shaakichiuwaanaan (PMET Resources Inc. (“PMET”)) – Shaakichiuwaanaan Environmental and Social Impact Assessment submitted concurrently to Provincial authorities in Québec, and the Federal Impact Assessment Agency of Canada on April 1, 2026; Final Investment Decision remains targeted for H2 2027, dependent on market conditions. OR Royalties holds a sliding-scale 1.5-3.5% NSR royalty on precious metals and 2.0% on lithium and other products, with approximately 80-95% of CV5 Mineral Reserves estimated to fall on OR Royalties’ 2.0% lithium royalty area.

  Wharekirauponga (OceanaGold Corporation (“OceanaGold”)) – High-grade drill results from Wharekirauponga (“WKP”) announced April 1, 2026 (14.9m at 16.3 g/t Au from 466.5m; 5.4m at 25.8 g/t Au from 483.4m; 5.5m at 24.1 g/t Au from 623.6m); two additional drill rigs to be added in the second quarter of 2026, bringing the total to five. OR Royalties holds a 2.0% NSR royalty on WKP.

  Eagle (PricewaterhouseCoopers LLP, Receiver) – On April 23, 2026, PricewaterhouseCoopers LLP (“PwC” or the “Receiver”) entered into an exclusivity agreement with Boroo Pte Ltd. (“Boroo”), a Singapore-based private mining company specializing in operational turnarounds, to negotiate a potential acquisition and eventual restart of the Eagle Gold Mine (“Eagle”) in the Yukon; Boroo has been granted an initial 90-day exclusivity period (extendable up to 180 days), with engagement to advance with the Yukon Government and the First Nation of Na-Cho Nyäk Dun. OR Royalties holds a 5.0% NSR royalty on Eagle.

Strategic Share Sale

   Osisko Metals Incorporated (“Osisko Metals”) equity position sold – In mid-April 2026, OR Royalties sold its entire remaining non-core equity position in Osisko Metals, generating approximately $34.8 million in net proceeds to the Company.

Island Gold District (operated by Alamos)

Alamos’ Island Gold mill currently processes an average of 1,200 tpd, with all processed material sorted from Island Gold. A Phase 3+ Expansion, integrated with the recently updated Island Gold District Expansion plan (“IGD Expansion”), is underway to increase underground mining throughput to at least 2,400 tpd, subsequently ramping up to 3,000 tpd by 2029 via the addition of a new shaft and associated infrastructure. Underground mining rates are projected to average 1,400 tpd in the first quarter of 2026, increasing to 2,000 tpd by year-end concurrent with the commissioning of the initial Island Gold shaft infrastructure. During 2026, head grades are forecast to increase from 9.0 g/t Au in the first quarter of this year to 11.5 g/t Au in the fourth quarter of 2026, at a 96-97% Au recovery rate. A further throughput increase to 2,400 tpd is targeted for early 2027.

On February 3, 2026, Alamos provided highlights with respect to its updated IGD Expansion plans. The IGD Expansion incorporates a 30% larger Proven and Probable Mineral Reserve vs. the previous mine plan (including an Island Gold Proven and Probable Mineral Reserve of 5.1Moz Au (15.0Mt grading 10.6 g/t Au)), a planned expansion of the Magino mill to 20,000 tpd, as well as increased underground and open pit mining and processing rates. Underground mining and processing rates will increase by a further 25% to 3,000 tpd, and open pit processing rates will increase 70% to 17,000 tpd, relative to Alamos’ previous June 2025 life-of-mine plan. The mill expansion will include the construction of a parallel circuit with a capacity of 10,000 tpd, doubling the overall capacity of the mill. The new circuit is designed to process a blend of high-grade underground ore and open pit ore, with the existing circuit to be fed with open pit ore only. The Island Gold mill will continue operating in 2026 and 2027 and will be dedicated to processing approximately 1,265 tpd of higher-grade underground ore until the expected completion of the mill expansion in the first quarter of 2028. The remaining underground ore mined will be blended at increasing rates with open pit ore and processed within the Magino mill. Following the completion of the IGD Expansion in 2028, the Island Gold mill will be shut down, and all underground and open pit ore will be processed through the larger, centralized and more cost-effective Magino mill.

The expanded and accelerated mine plan is also anticipated to transition a greater proportion of production from OR Royalties’ 1.38% NSR royalty coverage to OR Royalties’ 2.0% and 3.0% NSR royalty boundaries earlier in the mine plan. A small portion of the eastern limit of the Magino Reserve pit, and material portion of the ultimate Mineral Resource pit limit, to the east of the Reserve pit, are also covered by a 3.0% NSR royalty.

Figure 1: IGD Expansion Production & Mine-site All-In Sustaining Cost Profile

Dalgaranga (operated by Ramelius)

On April 7, 2026 Ramelius provided a preliminary production update for its March 2026 Quarter. Most notably, Ramelius announced that the Dalgaranga mine was tracking on budget with first ore from the high-grade Never Never deposit delivered to Ramelius’ Mt Magnet processing plant in March 2026, approximately one month ahead of schedule. During the period, the first stope at Never Never was fired (40,926 tonnes grading 7.41 g/t Au), in addition to the Dalgaranga open-pit having been advanced to 10m below surface. As at the end of March 2026, stockpiles at the Mt Magnet processing plant consisted of approximately 56,000 tonnes grading 3.70 g/t Au, with the stockpile comprising lower-grade development ore as announced by Ramelius in February 2026. First ore has now been processed through the Mt Magnet plant, with the first high-grade ore from Never Never expected to be processed during Ramelius’ June Quarter. On the exploration front, and specifically at Dalgaranga, Ramelius also reported that the Gilbeys underground mine potential at West Winds and Four Pillars is a focus in the second half of fiscal year 2026  as well as surface targets including Sly Fox, Plymouth and the Never Never to Golden Wings trend.

Subsequently on April 22, 2026, Ramelius provided a more comprehensive Dalgaranga exploration update, whereby Ramelius highlighted results from both Gilbey’s Underground (at West Winds and Four Pillars) and surface targeting (at Plymouth and Sly Fox). Ramelius’ objectives of the exploration programs at Dalgaranga are to delineate new mineralization down-dip of the current Mineral Resource Estimates while also converting the existing Inferred Mineral Resources to advance studies on potential new open pit and underground mining opportunities at Gilbey’s and the surrounding deposits.

By targeting Gilbey’s Underground, Ramelius aims to displace the low-grade portion of its Mt Magnet mill feed scheduled in fiscal year 2029 (1.9Mt grading at 0.8 g/t Au) and fiscal year 2030 (1.8Mt grading 0.6 g/t Au) by establishing the Gilbey’s Underground mine, alongside the existing Never Never Underground. Highlights from Gilbey’s underground included 3.9m grading 21.2 g/t Au, and 6.1m grading 10.4 g/t Au.

Ramelius’ objective at the Plymouth-Sly Fox area in 2026 is to prove up an open-pit cutback and potentially a third branch of underground mining. Plymouth-Sly Fox is currently not in the Dalgaranga mine plan, which provides further upside opportunity to include higher-grade material into the mill feed schedule. Highlights from Sly Fox included 16.5m grading 2.45 g/t Au, and 1.0m grading 8.96 g/t Au.

OR Royalties owns a 1.44% gross revenue (“GR”) royalty on Dalgaranga. OR Royalties expects to receive its first royalty payment from Ramelius under the GR royalty in the first week of May 2026.

DALGARANGA GOLD MINE
NE
SW
Never Never Pit Cutback
Gilbey's UG Scoping Study
Gilbey's Pit
500RL
Juniper Decline
West Winds
Applewood
Four Pillars
0RL
Flexure Zone 1
Never Never
Pepper
Flexure Zone 2
Exploration
Target Area
-500RL
17.5m @ 2.53 g/t Au
60.0m @ 1.19 g/t Au
7.5m @ 5.11 g/t Au
3.2m @ 20.8 g/t Au
14.6m @ 1.85 g/t Au
11.3m @ 2.76 g/t Au
19.0m @ 5.56 g/t Au
6.1m @ 10.4 g/t Au
16.4m @ 2.22 g/t Au
3.9m @ 21.2 g/t Au
38.2m @ 1.17 g/t Au
29.6m @ 1.20 g/t Au
15.0m @ 2.08 g/t Au
28.5m @ 1.29 g/t Au
6.0m @ 1.70 g/t Au
4.2m @ 3.35 g/t Au
11.9m @ 2.83 g/t Au
22.8m @ 1.73 g/t Au
7.7m @ 5.94 g/t Au
Mine Development
Planned Development
Planned Stope
Completed Decline
Resource & Geology
Indicated Resource
Inferred Resource
Interpreted Fault
Flexure Zone 1 & 2
Resource Diamond Drilling Programme
Recent Result
Previous Result
Recent Diamond Drill Trace
Planned Diamond Drill Trace
500m
Drill Intercepts
0.3 - 0.7 g/t Au
0.7 - 1.0 g/t Au
1.0 - 2.0 g/t Au
2.0 - 4.0 g/t Au
4.0 - 10 g/t Au
10 - 20 g/t Au
>= 20.0 g/t Au
DAL-P00003AA-J00001

Figure 2: Dalgaranga long section displaying recent drill results from West Winds and Four Pillars

Glenburgh (operated by Benz)

On February 17, 2026, Benz announced its 2026 exploration plans, with an intention to complete over 250,000m of drilling across both exploration and resource definition mandates. Benz’s granted mining lease at Glenburgh has now been resolved into three distinct major gold camps: Hurricane (including the high-grade Zone 126 mineralization), Icon (bulk-tonnage, open-pit potential mineralization), and Thunderbolt, with 2026 drilling planned across all three. Benz is targeting both high-grade discovery potential and the scale potential of Glenburgh’s bulk-style system. At the time of announcement, Benz possessed a strong balance sheet, with A$94 million in cash; its planned 2026 drill program is fully-funded.

Benz has commenced scoping-level work at Glenburgh to evaluate potential development pathways alongside ongoing aggressive exploration. A diamond rig will be mobilized to site to accelerate metallurgical, geotechnical and orebody knowledge programs, supporting the next phase of Glenburgh’s advancement. While Benz remains exploration-led and focused on growing the resource, Glenburgh is uniquely positioned with a granted Mining Lease and established approvals, providing a clear and potentially rapid path forward as drilling continues to expand the gold systems.

Subsequently, on April 9, 2026, Benz announced a new high-grade discovery corridor at Hurricane, with results from maiden drilling at the Hurricane trend indicating the trend potentially emerging as a Zone 126-style high-grade system over a 1,000m NE-plunging fold corridor. Highlights from the new discovery at Hurricane include 102.0m grading 1.1g/t Au; and 2.0m grading 19.1g/t Au.

Separately, on March 17, 2026, Benz announced the new “ultra high-grade” Kilkenny discovery at its Mt Egerton gold project, which could potentially serve as a high-grade satellite opportunity for Glenburgh, as it is located just 170 kilometres (“km”) away. Highlights included 7.0m grading 223 g/t Au (from 270m).

OR Royalties owns a 1.08% GR royalty on Glenburgh and Mt Egerton.

410000
Laterite
Phanerozoic Cover Sediments
Mt James Group <1800Ma
Dalgety Granite Gneiss
Southeast Granite Gneiss
Magnetic Granite Gneiss
King Pin Intrusion (High-K)
Caliper Formation
Resonator Formation
Alternator Formation
Gasket Member (Chert/Magnetite)
Piston Formation NE
Piston Formation
Moogie Metamorphics
Moogie Gneiss
NE Oriented Brittle Faults
Mafic Dyke
N-S Oriented Brittle/Ductile Faults
E-W Oriented Brittle/Ductile Faults
Shear Zone
0.5 g/t Au interpolated drillhole assay model; projected to surface.
N
E 0901865
Hurricane Camp
E 0902148
NE 3
NE Deeps
E 0901325
Hurricane
Zone 126
Zone 102
E 0901866
Icon Camp
Shelby
Apollo
Mustang
Icon
M 0900148
Tuxedo
7190000
Thunderbolt Camp
L 0900062
Torino
Thunderbolt
L 0900056
Glenburgh Station Airstrip
E 0901764
0m
1000m
2000m
410000

Figure 3: Glenburgh Gold Camps: Benz geology and structural interpretation overlaid with 0.5 g/t Au interpolated drillhole assay model projected to surface. Granted Mining Lease in red outline.

Figure 4: NE-SW oriented long section through the Glenburgh project showing distribution of drillholes and assays; and the emergence of three defined camps with almost contiguous mineralization. Thunderbolt camp has yet to be tested by Benz drilling.

Bralorne (operated by Talisker)

On March 10, 2026, Talisker announced that it had closed a bought-deal private placement for gross proceeds of C$52.1 million. Talisker noted that it intends to use the net proceeds from the offering for the continued advancement of its flagship Bralorne gold mine in British Columbia, including additional drilling.

On April 21, 2026, Talisker announced that it had increased its planned 2026 diamond drill program from 30,000m to 105,000m. The program will consist of 83,000m of resource conversion drilling at the Mustang, Bralorne West and Olympus areas and 22,000m of exploration drilling targeting veins at Congress and Pioneer Deeps.

On April 15, 2026, Talisker reported exceptional underground face sampling results, including the development on the newly established 1045 Level along the BK Vein at the Mustang Mine, and had successfully intersected a continuous 60m strike length of high-grade mineralization. The zone comprises a well-defined banded quartz vein averaging 27 g/t Au across an average width of 0.85m with a total of 384 visible gold occurrences across 17 of the 25 faces channeled on the structure.

Mining operations at Bralorne are currently in the ramp-up phase. In addition, Talisker has engaged third-party consultants to complete studies regarding mining, infrastructure, process, capital and operation costs, as well as economic studies. The information from these studies will be provided to SGS for review and incorporation in a PEA. The Technical Report with both a Mineral Resource Estimate and the PEA is expected to be completed during the second quarter of 2026.

OR Royalties owns a 1.7% NSR royalty on Bralorne and the surrounding property. OR Royalties received its first royalty payment from Talisker in April 2025.

Shaakichiuwaanaan (operated by PMET)

On April 1, 2026, PMET announced that it had submitted its Environmental and Social Impact Assessment (“ESIA”) for the Shaakichiuwaanaan CV5 Lithium Project.  The project is subject to both a provincial and federal impact assessment. The ESIA submission marks the culmination of over four years of rigorous baseline data collection, technical evaluations, and extensive engagement with the Cree communities, local stakeholders, and government partners across all regulatory levels. The ESIA is a critical regulatory requirement under Section 22 of the James Bay and Northern Quebec Agreement. Concurrently with the Québec provincial submission, PMET will also be submitting the ESIA to the federal Impact Assessment Agency of Canada. These submissions, alongside the Positive CV5 Lithium-Only Feasibility Study delivered in October 2025, form the dual pillars of the government’s mine authorization process.

A Final Investment Decision for Shaakichiuwaanaan remains targeted for the second half of 2027, consistent with the PMET’s development schedule.

OR Royalties holds a sliding scale NSR royalty of 1.5-3.5% on precious metals, and 2.0% on all other products, including Lithium, at Shaakichiuwaanaan. OR Royalties estimates that a large majority (approximately 80-95%) of the CV5 Mineral Reserves falls on its 2.0% Lithium NSR royalty area.

WKP (operated by OceanaGold)

On April 1, 2026, OceanaGold announced results from 6 drill holes from the ongoing exploration and resource conversion program at WKP, located approximately 10km to the north of OceanaGold’s Waihi operation in New Zealand. Drilling highlights included (estimated true width): 14.9m grading 16.3 g/t Au from 466.5m; 5.4m grading 25.8 g/t Au from 483.4m; and, 5.5m grading 24.1 g/t Au from 623.6m.

Three drill rigs are operating at drill sites at WKP. OceanaGold expects to add an additional two drill rigs during the second quarter of 2026 on new drill platforms in accordance with the permit approval in December 2025. Drilling for 2026 will continue to focus on improving resource confidence and further resource growth.

OR Royalties owns a 2.0% NSR royalty on the WKP project.

Eagle (PricewawterhouseCoopers, Receiver)

On April 28, 2026, PwC, acting as the Receiver for the non-operating Eagle gold mine in the Yukon Territory, provided a file status update.

The sale process for Eagle began in June 2025. After completing the first phase in September 2025, the Receiver selected a shortlist of qualified buyers to move into a more intensive second phase, which included additional due diligence and a site visit to the mine in the Yukon. Those qualified buyers were then asked to submit updated proposals in early December 2025.

After reviewing those proposals, the Receiver, on the advice of its financial advisor, invited certain qualified buyers to meet with the Government of Yukon (in its role as regulator) and non-technical representatives of the First Nation of Na-Cho Nyäk Dun. The purpose of these meetings, held in person in early February 2026, was for each buyer to present their preliminary plans for acquiring the mine and restarting operations.

Following those presentations and further discussions, on April 23, 2026, the Receiver, with input from its financial advisor and the consent of the Yukon Government, entered into an exclusivity agreement with Boroo, a Singapore-based private mining company that operates, develops, and acquires mining assets around the world, and is recognized as a specialist in operational turnarounds and responsible mine development. Under this agreement, Boroo is now the sole party negotiating a potential purchase of the Eagle and related assets.

The exclusivity period runs for an initial 90 days. During this time, Boroo will:

  Complete further due diligence at the mine site;
  Negotiate the terms of a potential definitive purchase agreement with the Receiver; and,
  Begin early discussions with the Yukon Government and the First Nation of Na-Cho Nyäk Dun about the key agreements that would need to be in place for the transaction to proceed and for mining operations to restart.

It is important to note that no agreements have yet been reached with the Yukon Government or the First Nation of Na-Cho Nyäk Dun. The exclusivity period is intended to be used to advance those conversations.

Boroo can request a single extension of up to an additional 90 days (for a maximum of 180 days total), provided it gives written notice at least 30 days before the initial period expires and meets the conditions set out in the agreement.

In terms of next steps, the due diligence work during this period will be essential to shaping the key supporting agreements, including a comprehensive plan for restarting mine operations. PwC, in its capacity as the Receiver, will continue to update the Court and stakeholders as the process moves forward.

Boroo is a well-capitalized private mining company that owns and operates the Lagunas Norte Gold Mine in Peru; the Boroo, Ulaanbulag, and ATO Gold Mines in Mongolia; and is also in the process of advancing both the Tres Cruces and Alturas gold projects in Peru and Chile-Argentina, respectively.

OR Royalties owns a 5.0% NSR royalty on Eagle.

Sources for Technical Information:

Island Gold District

  Operator website: https://www.alamosgold.com/operations/producing-mines/island-gold-canada/default.aspx (Asset profile)
  Almos Gold Inc. press release (dated 2024-02-03)  https://s24.q4cdn.com/779615370/files/doc_news/2026/Feb/20260203-_-Island-Gold-Expansion-Study_Final.pdf (Asset profile, Mineral Reserves and Resources, LOM, LOM Production)
  Island Gold District 2026 Expansion Study NI 43-101 Technical Report Dubreuilville, Ontario, Canada (effective date: 2026-02-03) https://s24.q4cdn.com/779615370/files/doc_downloads/2026/03/Alamos-Gold-_-IGD-2026-Expansion-Study-_-NI-43-101-Technical-Report.pdf (Asset profile, Mineral Reserves and Resources, LOM, LOM Production)

Dalgaranga

  Operator website:  https://www.rameliusresources.com.au/dalgarangagoldmine/ (Asset profile)
  Ramelius Resources Ltd. press release (dated 2025-10-28)  https://www.rameliusresources.com.au/wp-content/uploads/bsk-pdf-manager/2025/10/ASX-RELEASE-20251028-Never-Never-PFS-Magnet-Integration-FINAL.pdf  (Asset profile, Mineral Reserves and Resources, LOM, LOM Production)
  Ramelius Resources Ltd. press release (dated 2025-10-01)  https://www.rameliusresources.com.au/wp-content/uploads/bsk-pdf-manager/2025/10/2025-Resources-and-Reserves-Statement.pdf (Asset profile, Mineral Reserves and Mineral Resources)
  Ramelius Resources Ltd. press release (dated 2026-04-07)  https://www.rameliusresources.com.au/wp-content/uploads/bsk-pdf-manager/2026/04/March-2026-Pre-Production.pdf (Asset profile)
  Ramelius Resources Ltd. press release (dated 2026-04-22)  https://www.rameliusresources.com.au/wp-content/uploads/bsk-pdf-manager/2026/04/Dalgaranga-Exploration-Update.pdf (Asset profile)

Glenburgh

  Operator website: https://taliskerresources.com/projects/bralorne/history/ (Asset profile)
  Benz Mining Corp. press release (2026-02-18) https://api.investi.com.au/api/announcements/bnz/779b60df-2a4.pdf (Asset profile)
  Benz Mining Corp. press release (2026-03-17) https://api.investi.com.au/api/announcements/bnz/d94ee260-4a4.pdf (Asset profile)
  Benz Mining Corp. press release (2026-04-09) https://api.investi.com.au/api/announcements/bnz/d8fb12da-77e.pdf (Asset profile)
  Benz Mining Corp. Condensed Interim Consolidated Financial Statements For the Nine-Month Periods Ended January 31, 2026 and 2025 (2026-03-17) https://api.investi.com.au/api/announcements/bnz/404de5f8-b66.pdf (Asset profile)

Bralorne

  Operator website: https://benzmining.com/projects/glenburgh-gold-project/ (Asset profile)
  Talisker Resources Ltd. press release (2026-01-07) https://taliskerresources.com/news/news-releases/talisker-engages-sgs-canada-inc-for-a-preliminary-13311/ (Asset profile)
  Talisker Resources Ltd. press release (2026-04-15) https://taliskerresources.com/news/news-releases/talisker-reports-mustang-underground-face-sample-r-13494/ (Asset profile)
  Talisker Resources Ltd. press release (2026-04-21) https://taliskerresources.com/news/news-releases/talisker-increases-bralorne-gold-project-diamond-d-13519/ (Asset profile)

Shaakichiuwaanaan

  Operator website: https://www.pmet.ca/projects/shaakichiuwaanaan/  (Asset profile)
  PMET Resources Inc. press release (dated 2025-10-20) https://www.pmet.ca/news/pmet-resources-delivers-positive-cv5-lithium-only-feasibility-study-for-its-large-scale-shaakichiuwaanaan-project/ (Asset profile, Mineral Resources and Mineral Reserves, LOM, LOM Production)
  PMET Resources Inc. press release (dated 2026-04-01) https://www.pmet.ca/news/pmet-resources-submits-environmental-and-social-impact-assessment-esia-for-the-shaakichiuwaanaan-cv5-lithium-project-to-federal-and-provincial-governments/ (Asset profile)

WKP

  Operator website: https://www.waihinorth.info/wharekirauponga.html (Asset Profile)
  OceanaGold Corporation press release (dated 2024-12-11) https://investors.oceanagold.com/2024-12-11-OceanaGold-Releases-Waihi-District-Pre-Feasibility-Study-with-Attractive-Economics-and-Initial-Wharekirauponga-Reserve-of-1-2-Million-Ounces (LOM, LOM Production, Mineral Reserves and Mineral Resources)
  NI 43-101 Technical Report – Waihi District Pre-feasibility Study, New Zealand (fling date 2024-12-11) https://ogc.irmau.com/site/pdf/a6922c71-c6fd-49b8-90c7-57ddab50aab1/Waihi-District-NI43101-Technical-Report.pdf (LOM, LOM Production, Mineral Reserves and Mineral Resources)
  OceanaGold press release (dated 2025-12-18) https://oceanagold.com/news/oceanagold-receives-permit-approval-for-the-waihi-north-project (Asset profile)
  OceanaGold Corporation press release (dated 2024-04-01) https://oceanagold.com/news/oceanagold-confirms-continuity-and-extension-of-newly-defined-southern-high-grade-zone-at-wharekirauponga (Asset profile)

Eagle

  Receiver website: https://www.pwc.com/ca/en/services/insolvency-assignments/victoriagold.html (Asset profile)
  Boroo Pte Ltd. website: https://boroomc.com.sg/ (Mining company profile)
  Boroo Pte Ltd. press release (2026-04-28) https://www.newswire.ca/news-releases/boroo-enters-exclusivity-agreement-in-connection-with-the-potential-acquisition-of-the-eagle-gold-mine-819608621.html (Asset profile)

Qualified Person

The scientific and technical content of this news release has been reviewed and approved by Guy Desharnais, Ph.D., P.Geo., Vice President, Project Evaluation at OR Royalties Inc., who is a “qualified person” as defined by National Instrument 43-101 – Standards of Disclosure for Mineral Projects (“NI 43-101”).

About OR Royalties Inc.

OR Royalties is a precious metals royalty and streaming company focused on Tier-1 mining jurisdictions defined as Canada, the United States, and Australia. OR Royalties commenced activities in June 2014 with a single producing asset, and today holds a portfolio of over 195 royalties, streams and similar interests. OR Royalties’ portfolio is anchored by its cornerstone asset, the 3-5% net smelter return royalty on Agnico Eagle Mines Ltd.’s Canadian Malartic Complex, one of the world’s largest gold mines.

OR Royalties’ head office is located at 1100 Avenue des Canadiens-de-Montréal, Suite 300, Montréal, Québec, H3B 2S2.

For further information, please contact OR Royalties Inc.:

Grant Moenting Vice President, Capital Markets Cell: (365) 275-1954 Email: gmoenting@ORroyalties.com	Heather Taylor Vice President, Sustainability and Communications Tel: (647) 477 2087 Email: htaylor@ORroyalties.com

Forward-Looking Statements

Certain statements contained in this press release may be deemed “forward-looking statements” within the meaning of the United States Private Securities Litigation Reform Act of 1995, as amended, and “forward-looking information” within the meaning of applicable Canadian securities legislation. Forward-looking statements are statements other than statements of historical fact, that address, without limitation, future events, that development and growth catalysts to be achieved by operators of the properties in which the Company holds interest will be achieved as planned and in a timely manner. Forward-looking statements are statements that are not historical facts and are generally, but not always, identified by the words “expects”, “plans”, “anticipates”, “believes”, “intends”, “estimates”, “projects”, “potential”, “scheduled” and similar expressions or variations (including negative variations), or that events or conditions “will”, “would”, “may”, “could” or “should” occur. Forward-looking statements are subject to known and unknown risks, uncertainties and other factors, most of which are beyond the control of OR Royalties, and actual results may accordingly differ materially from those in forward-looking statements. Such risk factors include, without limitation, (i) with respect to properties in which OR Royalties holds a royalty, stream or other interest (collectively an “Interest”); risks related to: (a) the operators of the properties, (b) timely development, permitting, construction, commencement of production, ramp-up (including operating and technical challenges), (c) differences in rate and timing of production from Mineral Resource Estimates or production forecasts by operators, (d) differences in conversion rate from Mineral Resources to Mineral Reserves and ability to replace Mineral Resources, (e) the unfavorable outcome of any challenges or litigation relating title, permit or license, (f) hazards and uncertainty associated with the business of exploring, development and mining including, but not limited to unusual or unexpected geological and metallurgical conditions, slope failures or cave-ins, flooding and other natural disasters or civil unrest or other uninsured risks, (ii) with respect to other external factors: (a) fluctuations in the prices of the commodities that drive royalties, streams, offtakes and investments held by OR Royalties, (b) a trade war or new tariff barriers, (c) fluctuations in the value of the Canadian dollar relative to the U.S. dollar, (d) regulatory changes by national and local governments, including permitting and licensing regimes and taxation policies, regulations and political or economic developments in any of the countries where properties in which OR Royalties holds an Interest are located or through which they are held, (e) continued availability of capital and financing and general economic, market or business conditions, and (f) responses of relevant governments to infectious diseases outbreaks and the effectiveness of such response and the potential impact of such outbreaks on OR Royalties’ business, operations and financial condition; (g) geopolitical instability (iii) with respect to internal factors: (a) business opportunities that may or not become available to, or are pursued by OR Royalties, (b) the integration of acquired assets or (c) the determination of OR Royalties’ PFIC status. The forward-looking statements contained in this press release are based upon assumptions management believes to be reasonable, including, without limitation: the absence of significant change in OR Royalties’ ongoing income and assets relating to determination of its PFIC status, and the absence of any other factors that could cause actions, events or results to differ from those anticipated, estimated or intended and, with respect to properties in which OR Royalties holds an Interest, (i) the ongoing operation of the properties by the owners or operators of such properties in a manner consistent with past practice and with public disclosure (including forecast of production), (ii) the accuracy of public statements and disclosures made by the owners or operators of such underlying properties (including expectations for the development of underlying properties that are not yet in production), (iii) no adverse development in respect of any significant property, (iv) that statements and estimates relating to mineral reserves and resources by owners and operators are accurate and (v) the implementation of an adequate plan for integration of acquired assets.

For additional information on risks, uncertainties and assumptions, please refer to the most recent Annual Information Form of OR Royalties filed on SEDAR+ at www.sedarplus.ca and EDGAR at www.sec.gov which also provides additional general assumptions in connection with these statements. OR Royalties cautions that the foregoing list of risk and uncertainties is not exhaustive. Investors and others should carefully consider the above factors as well as the uncertainties they represent and the risk they entail. OR Royalties believes that the assumptions reflected in those forward-looking statements are reasonable, but no assurance can be given that these expectations will prove to be accurate as actual results and prospective events could materially differ from those anticipated such the forward-looking statements and such forward-looking statements included in this press release are not a guarantee of future performance and should not be unduly relied upon. In this press release, OR Royalties relies on information publicly disclosed by other issuers and third parties pertaining to its assets and, therefore, assumes no liability for such third-party public disclosure. These statements speak only as of the date of this press release. OR Royalties undertakes no obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise, other than as required by applicable law.

Photos accompanying this announcement are available at:

https://www.globenewswire.com/NewsRoom/AttachmentNg/65cf41f0-0cb8-4db6-9ad6-9371443dcf25

https://www.globenewswire.com/NewsRoom/AttachmentNg/c7b8056e-0fcb-422c-a5bf-c79ffac6bc89

https://www.globenewswire.com/NewsRoom/AttachmentNg/3466de56-e26c-479d-a71a-efcda1af63ab

https://www.globenewswire.com/NewsRoom/AttachmentNg/cf13e1a8-d53d-40a6-84cb-d5e5a911c872